SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 6-K


Report of Foreign Private Issuer


Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934


Report on Form 6-K for 23 February 2006

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa


(Name and address of registrant's principal executive office)


(Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.)

Form 20-F __X__    Form 40-F _____

Enclosures:  SENS announcement dated 23 February 2006

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

Uhambo response to Competition Tribunal ruling

Sasol refers its shareholders to the response by Uhambo following the announcement of
the Competition Tribunal's ruling:

"Shareholders in the proposed joint venture between the liquid fuels businesses of
Petronas and Sasol Ltd – Engen and Sasol Oil – today noted the ruling by the Competition
Tribunal to prohibit the Uhambo merger.

The parties are naturally disappointed with the ruling and are in the process of considering
all available alternatives. A further statement will be made in due course."


23 February 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


Date: 23 February 2006


By:    /s/  N L Joubert          
         Name: Nereus Louis Joubert
         Title:   Company Secretary